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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

SHILOH INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

824543 10 2

(CUSIP Number)

David J. Hessler, Esq.

Wegman, Hessler & Vanderburg

Suite 200

6100 Rockside Woods Blvd.

Cleveland, Ohio 44131

216-642-3342

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 8 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on March 31, 1998, as amended, by MTD Products, Inc. and certain other stockholders relating to the common stock, par value $.01 per share (the "Common Stock"), of Shiloh Industries, Inc., a Delaware corporation (the "Company").

CUSIP No. 824543 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MTD PRODUCTS, INC / IRS ID# 34-0658691

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization OHIO

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,300,866

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,300,866

	10.	Shared Dispositive Power 1,104,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,405,266

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 55.26

14.	Type of Reporting Person (See Instructions) Co

Item 1.	Security and Issuer

Item 2.	Identity and Background
The first two paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows:

(a) – (f) This Schedule 13D is being filed by MTD Holdings Inc, which until November 1, 2002 was known as MTD Products, Inc. (“MTD”).  The principal executive offices of MTD are located at 5903 Grafton Road, Valley City, Ohio 44280.  MTD is a privately held Ohio corporation.  MTD owns 100% of the equity of MTD Products, Inc., a Delaware corporation (“MTD Products”).  MTD Products is engaged in the manufacturing of goods including outdoor power equipment and tools.

Pursuant to General Instruction “C” for Schedule 13D, set forth below is the name and principal business or occupation of each executive officer or director of MTD as of October 9, 2003.  Each such executive officer or director is a citizen of the United States of America and has a business address of 5903 Grafton Road, Valley City, Ohio 44280.

Name	Principal Business or Occupation
Curtis E. Moll	Chairman of the Board and Chief Executive Officer
Dieter Kaesgen	President and Director
James M. Milinski	Vice President Finance and Treasurer
Jeffrey C. V. Deuch	Vice President Finance and Controller
Terry R. Hollister	General Counsel and Secretary
Charles M. Moll	Chief Investment Officer
John G. Breen	Director
Duane Collins	Director
David J. Hessler	Director
Hartmut Kaesgen	Director
Gordon Manning	Director
Darrell Moll	Director
Theodore S. Moll	Director
James S. Reid, Jr.	Director

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed by the Company, the Company sold machinery and equipment in May 2002 from certain subsidiaries to MTD for approximately $6,540,600.  This machinery and equipment was sold pursuant to (1) a purchase agreement (the “Shiloh Automotive Purchase Agreement”) between MTD and Shiloh Automotive, Inc., an Ohio corporation and a wholly-owned subsidiary of the Company (“Shiloh Automotive”) and (2) a purchase agreement (the “Shiloh Purchase Agreement”) between MTD and Shiloh Corporation, an Ohio corporation and a wholly-owned subsidiary of the Company (“Shiloh Corporation”).  Both agreements were dated as of May 10, 2002.  The Shiloh Automotive Purchase Agreement is attached hereto as Exhibit 1.  The Shiloh Purchase Agreement is attached hereto as Exhibit 2.

As previously disclosed by the Company and in connection with the Shiloh Automotive Purchase Agreement, MTD entered into a three-year supply agreement with Shiloh Automotive (the “Shiloh Automotive Supply Agreement”) under which Shiloh Automotive will provide various services related to the manufacturing of products for MTD at certain Company facilities.  On May 10, 2002, MTD paid Shiloh Automotive $500,000 for these services.  The Shiloh Automotive Supply Agreement is attached hereto as Exhibit 3.  MTD also entered into a three-year supply agreement with Shiloh Corporation (the “Shiloh Supply Agreement”) under which Shiloh Corporation will provide various services related to the manufacturing of products for MTD at certain Company facilities.  On May 10, 2002, MTD paid Shiloh Corporation $500,000 for these services.  The Shiloh Supply Agreement is attached hereto as Exhibit 4.

In connection with the transactions described above, the Company issued two 9.0% promissory notes due May 1, 2004 in the aggregate principal amount of $460,000.  One promissory note in the principal amount of $230,000, was issued to Curtis E. Moll, the Chairman of the Board and Chief Executive Officer of MTD (the “Moll Note”).  The other promissory note, also in the principal amount of $230,000, was issued to Dieter Kaesgen, President of MTD and a member of MTD’s Board of Directors (the “Kaesgen Note”).  Each of the Moll Note and the Kaesgen Note bear interest at 9% per annum.  The Moll Note is attached hereto as Exhibit 5.  The Kaesgen Note is attached hereto as Exhibit 6.  Each of Exhibits 1 through 6 were previously filed by the Company.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)-(b) MTD had, as of September 1, 2003, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

As of September 1, 2003, MTD beneficially owned 8,405,266 shares of Common Stock, constituting approximately 55.26% of the outstanding Common Stock, with the sole power to vote and to dispose of 7,300,866 of such shares, and, as a result of the shared dispositive power held by MTD with respect to shares owned by the MTD Products Inc. Master Employee Benefit Trust, a trust fund established and sponsored by MTD (the "Fund"), the shared power to dispose of 1,104,400 shares beneficially owned by the Fund.

As of September 1, 2003, Curtis E. Moll, the Chairman of the Board and Chief Executive Officer of MTD, owned 160,375 shares of Common Stock, Sara H. Moll, the wife of Curtis E. Moll, owned 1,000 shares, Sara F. Moll, the daughter of Curtis E. Moll, owned 1,000 shares, Moll Family Properties, an Ohio general partnership, owned 500 shares, Dieter Kaesgen, President of MTD and a member of MTD’s Board of Directors, owned 47,000 shares of Common Stock, David J. Hessler, a member of MTD’s Board of Directors, owned 241,935 shares of Common Stock and served as trustee of two trusts which together held 4,500 shares of Common Stock, Martha Hessler, the wife of David J. Hessler, owned 1,000 shares of Common Stock, Theodore S. Moll, a member of MTD’s Board of Directors, owned 3,000 shares in trust and held 300 shares as custodian for a minor child, James S. Reid, Jr., a member of MTD’s Board of Directors owned 134,000 shares of Common Stock and owned 66,000 shares of Common Stock with his spouse as tenants in common and Carol M. Manning, the spouse of Gordon Manning, a member of MTD’s Board of Directors, owned 5,375 shares of Common Stock.  Curtis E. Moll and David J. Hessler serve as trustees of The Jochum Moll Foundation, a charitable organization, and have the power to vote and dispose of the 20,000 shares held by The Jochum Moll Foundation.  MTD disclaims beneficial ownership of shares held by its executive officers and directors.

Percentages set forth on the cover pages hereof and in this Item 5 are based on the 15,210,250 shares of Common Stock outstanding according to the Company’s Form 10-Q filed on September 5, 2003, for the quarterly period ended July 31, 2003.

(c) Not applicable.

(d) Except for the current shared dispositive power with respect to the Fund noted in this Item 5, no person has the right to direct the receipt of the proceeds from the sale of Common Stock owned by MTD.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

1.             Purchase Agreement, dated May 10, 2002, between MTD Products Inc. and Shiloh Automotive, Inc. (Incorporated by reference to Exhibit 10.2 to the Company’s quarterly report for the period ended July 31, 2002, on Form 10-Q filed on September 16, 2002.)

2.             Purchase Agreement, dated May 10, 2002, between MTD Products Inc. and Shiloh Corporation. (Incorporated by reference to Exhibit 10.1 to the Company’s quarterly report for the period ended July 31, 2002, on Form 10-Q filed on September 16, 2002.)

3.             Manufacturing Supply Arrangement, dated May 10, 2002, between MTD Products Inc. and Shiloh Automotive, Inc. (Incorporated by reference to Exhibit 10.7 to the Company’s quarterly report for the period ended July 31, 2002, on Form 10-Q filed on September 16, 2002.)

4.             Manufacturing Supply Arrangement, dated May 10, 2002, between MTD Products Inc. and Shiloh Corporation. (Incorporated by reference to Exhibit 10.6 to the Company’s quarterly report for the period ended July 31, 2002, on Form 10-Q filed on September 16, 2002.)

5.             Cognovit Promissory Note, dated May 9, 2002, on behalf of Shiloh Industries, Inc. payable to Curtis E. Moll. (Incorporated by reference to Exhibit 10.5 to the Company’s quarterly report for the period ended July 31, 2002, on Form 10-Q filed on September 16, 2002.)

6.             Cognovit Promissory Note, dated May 9, 2002, on behalf of Shiloh Industries, Inc. payable to Dieter Kaesgen. (Incorporated by reference to Exhibit 10.4 to the Company’s quarterly report for the period ended July 31, 2002, on Form 10-Q filed on September 16, 2002.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2003

MTD Holdings Inc.

	By:	/s/ Terry R. Hollister
Name: Terry R. Hollister
Title: General Counsel and Secretary